BB

UNI
SECURITIES AND
Washi

06002285

ANNUAL A
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 48662

2/27/06
SS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grand Capital Corp.

OFFCIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

250 West 57th Street
Street Address

New York, New York 10107
City State Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Georgi A Michele (212) 243-7802
Name Telephone

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 202 White Plains, New York 10601
Address City State Zip

Check One:
_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

ICH 3/11/06

OATH OR AFFIRMATION

I, Eliezer Homnick ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Capital Corp. ________________, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

IRA H GOLDFARB
Notary Public, State of New York
No. 4759877
Qualified in Westchester County
Commission Expires Dec. 31, 20 06

Notary Public 2/13/06

Signature

President
Title

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

DECEMBER 31, 2005

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have audited the accompanying statement of financial condition of Grand Capital Corporation (the "Company") as of December 31, 2005, and the related statements of income and expense, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grand Capital Corporation as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America, on a basis consistent with that of the preceding year.

Richard G. Baccari & Company LLP

February 7, 2006

GRAND CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2005

ASSETS

		2005
Current Assets:		
Cash	$	92,478
Petty Cash		500
Receivables from Brokers and Dealers:		
Commissions Receivable		32,493
Good Faith Deposit Account		25,541
		58,034
Prepaid Expenses		984
Total Current Assets		151,996
Fixed Assets:		
Computer Equipment		5,309
Less: Accumulated Depreciation		(5,309)
Total Assets	$	151,996

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	26,216
Total Current Liabilities		26,216
Stockholder's Equity:		
Common stock, no par value: authorized 200 shares; issued and outstanding 100 shares		100
Additional paid-in-capital		76,900
Retained earnings		48,780
Total Stockholder's Equity		125,780
Total Liabilities and Stockholder's Equity	$	151,996

See Notes to the Financial Statements and Independent Auditors' Report

Richard G. Baccari and Company, LLP
Certified Public Accountants

GRAND CAPITAL CORPORATION

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2005

		2005
Revenues:		
Commissions	$	285,905
Other Income		166,691
Total Revenues		452,596
Expenses:		
Compensation - Voting Shareholder		29,807
Compensation - Office		72,228
Commissions paid to Registered Representatives		80,398
Regulatory Fees		10,025
Other Expenses		258,177
Total Expenses		450,635
Net Income	$	1,961

GRAND CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

		2005
Cash flows from operating activites:		
Net Income	$	1,961
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Decrease in Commission Receivable		5,642
Increase in Good Faith Deposit Accounts		(378)
Decrease in Prepaid Expenses		239
Decrease in Accrued Expenses		(10,316)
Net adjustment		(4,813)
Net cash (used) by operating activites		(2,852)
Cash - beginning of year		95,330
Cash - end of year	$	92,478

See Notes to the Financial Statements and Independent Auditors' Report

Richard G. Baccari and Company, LLP
Certified Public Accountants

GRAND CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Stockholder's Equity, January 1, 2005	$ 123,819
Net Income	1,961
Stockholder's Equity, December 31, 2005	$ 125,780

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

Beginning of Period	$ -
Increase and (Decreases)	-
Balance, December 31, 2005	$ -

See Notes to the Financial Statements and Independent Auditors' Report

Richard G. Baccari and Company, LLP
Certified Public Accountants

1. **ORGANIZATION:**

Grand Capital Corporation (the "Company"), a New York corporation, was incorporated on March 23, 1995 for the purpose of engaging in the proprietary trading of securities. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company prepares its financial statements on an accrual basis. Accordingly, expenses are recorded when incurred, and revenues are recognized when earned.

Cash and Cash Equivalents:

The statement of cash flows classifies changes in cash and cash equivalents (short term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Advertising:

The Company charges advertising costs to expense in the period incurred. Advertising costs for the year ended December 31, 2005 are $4,035.

Income Taxes:

As of January 1, 1996, the Company elected to be taxed under subchapter S of the Internal Revenue Code. The net income of the corporation is therefore not subject to corporate income tax, but rather it is passed through to the shareholders, and tax is then incurred at the individual level.

3. CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:

The statement of cash flows classifies changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and accounts receivable.

The Company places its cash with financial institutions which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

4. SUPPLEMENTARY INFORMATION:

Net capital as reported on page 8 of the audited Form X-17A-5 indicates net capital of $127,170. In January 2006, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $121,595. The difference of $5,575 is accounted for by the reversals of accruals and reclassifications made during the audit.

5. RELATED PARTY TRANSACTIONS:

The Company currently subleases office space from G.C.C. Inc., a related party on a month-to-month basis. There is no operating lease in place as of December 31, 2005, however, the Company intends on continuing its relationship for the foreseeable future. Rent expense for the year ended December 31, 2005 is $80,963.

GRAND CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Common Stock		$ 100	
Additional Paid in Capital		76,900	
Retained Earnings		48,780	
Total Stockholder's Equity			125,780
Less: Non-Allowable Assets			(500)
Net Capital Before Haircuts			125,280
Less: Haircuts on Securities			(511)
Net Capital			124,769
Less the Greater of:			
Minimum Dollar Net Capital Required	50,000		
or			
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $26,216)	1,748		50,000
Excess Net Capital			$ 74,769

GRAND CAPITAL CORPORATION
AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005

Accounts Payable and Accrued Expenses	$ 26,216
Percentage of Aggregate Indebtedness to Net Capital	21%

ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

GRAND CAPITAL CORPORATION:

We have examined the financial statements of Grand Capital Corporation for the year ended December 31, 2005 and have issued our report thereon dated February 7, 2006. As part of the examination, we made a study and evaluation of the system on internal accounting control to the extent we considered necessary to evaluate the system required by the generally accepted auditing standard and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregated indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to our attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and we have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Richard G. Baccari & Company LLP

February 7, 2006